

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Bradley Nattrass
Principal Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

>   **Re: urban-gro, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed April 1, 2019**
>   **File No. 000-55966**

Dear Mr. Nattrass:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Controls and Procedures, page 26

1. We note you concluded that your disclosure controls and procedures were effective as of December 31, 2018 on page 26 which appears inconsistent with management's conclusion on page 27 stating disclosure controls and procedures and internal control over financial reporting were ineffective. Please revise your disclosure to remedy this inconsistency in your conclusion as to whether or not disclosure controls and procedures were effective.

2. Please revise your disclosure to clarify the basis for your conclusion that internal controls over financial reporting " . . . were ineffective, based in part on the issues discussed above." Your disclosure should address any material weaknesses identified describing the nature of the material weakness, its impact on financial reporting and the control environment and your remediation plans, if any. Refer to Item 308 of Regulation S-K.

<u>Audited Financial Statements</u>
<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-10</u>

3.   We note your disclosure within your Business Overview that revenue is generated by designing and engineering automated systems for large commercial facilities and delivering recurring consumable product sales and technology integration. Please expand your accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in ASC 606-10-50. For example, please clarify if your design and engineering services are pursuant to contracts in which services are measured over time and how you recognize revenue. Further we note you previously disclosed revenue disaggregated into two categories when ASC 606 was initially adopted by the Company. Please revise to provide the disclosure required by ASC 606-10-50-5. Please note that this comment also applies to Form 10-Q for the nine months ended September 30, 2019.

<u>Note 6 - Investments, page F-13</u>

4.   Please provide us a reconciliation for each of your investments, Edyza and TGH, showing how you derived the carrying amount at December 31, 2018 and the investment purchases in the amount of $861,649 reflected in the statements of cash flows based on your disclosures in this footnote. This comment also applies to your Form 10-Q for the nine months ended September 30, 2019.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services